UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BIOAMBER INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

09072Q106

(CUSIP Number)

Naxamber S.A.

40 Boulevard Joseph II,

L-1840 Luxembourg

352-45-31-31

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09072Q106	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAXAMBER S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 3,970,815 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 3,970,815 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,970,815
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.57%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

*	Percentage calculated based on 18,412,815 shares of common stock, $.01 par value, outstanding as of May 14, 2013, the closing date of the Issuer’s initial public offering. Includes 600,000 shares of common stock included as part of units acquired in connection with the Issuer’s initial public offering but does not include 300,000 shares of common stock underlying warrants included as part of the units which are not exercisable until August 8, 2013.

CUSIP No. 09072Q106	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAXOS CAPITAL PARTNERS SCA SICAR.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 3,970,815 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 3,970,815 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,970,815
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.57%*
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	Percentage calculated based on 18,412,815 shares of common stock, $.01 par value, outstanding as of May 14, 2013, the closing date of the Issuer’s initial public offering. Includes 600,000 shares of common stock included as part of units acquired in connection with the Issuer’s initial public offering but does not include 300,000 shares of common stock underlying warrants included as part of the units which are not exercisable until August 8, 2013.

CUSIP No. 09072Q106	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAXOS CAPITAL MANAGERS SARL.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 3,970,815 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 3,970,815 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,970,815
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.57%*
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	Percentage calculated based on 18,412,815 shares of common stock, $.01 par value, outstanding as of May 14, 2013, the closing date of the Issuer’s initial public offering. Includes 600,000 shares of common stock included as part of units acquired in connection with the Issuer’s initial public offering but does not include 300,000 shares of common stock underlying warrants included as part of the units which are not exercisable until August 8, 2013.

CUSIP No. 09072Q106	13D	Page 5 of 11 Pages

Item 1. Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, $.01 par value (the “Common Stock”), of BioAmber Inc., a Delaware corporation (the “Issuer). The address of the principal executive offices of the Issuer is 3850 Annapolis Lane North, Suite 180, Plymouth, MN 55447-5476

Item 2. Identity and Background.

(a)	This Statement is filed by:

(i)	NAXAMBER S.A.

(ii)	NAXOS CAPITAL PARTNERS SCA SICAR

(iii)	NAXOS CAPITAL MANAGERS SARL

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit A

(b) The address of the principal business and principal office of each of the Reporting Persons is 40 Boulevard Joseph II, L-1840 Luxembourg

(c) The principal business of Naxamber S.A. is investing in securities

The principal business of Naxos Capital Partners SCA SICAR is to act as the sole stockholder of Naxamber S.A. and other investment entities.

The principal business of Naxos Capital Managers SARL is to act as general partner of Naxos Capital partners SCA SICAR and other investment entities.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of Luxembourg.

CUSIP No. 09072Q106	13D	Page 6 of 11 Pages

Item 3. Source or Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased by the Reporting Persons using its respective capital. 3,370,815 of the shares of Common Stock held by the Reporting Persons were purchased by Naxamber S.A. in private transactions prior to the Issuer’s initial public offering. 600,000 of the shares of Common Stock were purchased by Naxamber S.A. in connection with the Issuer’s initial public offering at a price of $10 per Unit and an aggregate purchase price of $6,000,000. Each Unit consists of one share of common stock and one warrant to purchase half of one share of common stock. The Units currently trade on the NYSE. The common stock and warrants comprising the Units will begin trading separately on June 10, 2013, at which time trading of the Units will be suspended and the Units will be de-listed. Each warrant will be exercisable during the period commencing on August 8, 2013 and ending at 5:30 p.m. on May 9, 2017 at an exercise price of $11.00 per whole share of common stock.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (i) changes in the market prices of the Common Stock; (ii) changes in the Issuer’s operations, business strategy or prospects; or (iii) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or board of directors of the Issuer, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (i) modifying their ownership of Common Stock; (ii) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (iii) proposing changes in the Issuer’s operations, governance or capitalization; (iv) pursuing a transaction that would result in the Reporting Persons’ acquisition of a controlling interest in the Issuer; or (v) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right (i) to formulate other plans and proposals; (ii) to take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (iii) to acquire additional Common Stock or to dispose of some or all of the Common Stock

CUSIP No. 09072Q106	13D	Page 7 of 11 Pages

beneficially owned by them in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Commencing August 8, 2013, the Reporting Persons will have the right to purchase an additional 300,000 shares of Common Stock at an exercise price of $11.00 per share pursuant to warrants acquired by the Reporting Persons as part of Units sold in the Issuer’s initial public offering.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The number and percentage of shares of Common Stock to which this Statement relates is 3,970,815 shares, constituting 21.57% of the 18,412,815 shares of Common Stock outstanding as of May 14, 2013, the closing date of the Issuer’s initial public offering.

Each of the Reporting persons shares power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Reporting Persons. Naxamber S.A. is wholly-owned by Naxos Capital Partners SCA SICAR (“Naxos Partners”). The General Partner of Naxos Partners is Naxos Capital Managers S.a r.l. (“Naxos Managers”).

(c) On May 14, 2013, 600,000 of shares of Common Stock were purchased by Naxamber S.A. in connection with the closing of the Issuer’s initial public offering at a price of $10 per Unit for an aggregate purchase price of $6,000,000. Each Unit consists of one share of common stock and one warrant to purchase half of one share of Common Stock. Each warrant will be exercisable during the period commencing on August 8, 2013 and ending at 5:30 p.m. on May 9, 2017 at an exercise price of $11.00 per whole share of common stock.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into joint filing agreement attached as Exhibit A.

Naxamber S.A. has entered into an agreement with the Issuer and the underwriters of the Issuer’s initial public offering pursuant to which Naxamber S.A. has agreed not to sell, transfer, pledge or otherwise dispose of any of the shares of common stock for a period of 180 days after the date of the Issuer’s initial public offering.

CUSIP No. 09072Q106	13D	Page 8 of 11 Pages

Naxamber, S.A. entered into an amended and restated shareholders’ agreement with the Issuer and certain holders of the Issuer’s common stock, options and warrants, on April 15, 2011, which was further amended on November 4, 2011, February 6, 2012 and May 2, 2013, that provides for demand, piggyback and Form S-3 registration rights. The registration rights will terminate for Naxamber S.A. when all securities held may be sold pursuant to Rule 144 under the Securities Act. The issuer is generally required to bear the expenses of all registrations, including the expense of a single special counsel to the holders of each registration not to exceed $75,000 per registration.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description

A	Joint Filing Agreement

CUSIP No. 09072Q106	13D	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 20, 2013

Naxos Capital Partners SCA SICAR

By:	Naxos Capital Managers S.àr.l.

By:	Compagnie Financière de
Gestion Luxembourg S.A.

By:	/s/ Jacques Reckinger
Name:	Jacques Reckinger
Title:	Chief Executive Officer

Naxos Capital Managers S.àr.l.

By:	Compagnie Financière de
Gestion Luxembourg S.A.

By:	/s/ Jacques Reckinger
Name:	Jacques Reckinger
Title:	Chief Executive Officer

Naxamber, S.A.

By:	/s/ Jacques Reckinger
Name:	Jacques Reckinger
Title:	Director

By:	/s/ Christoph Piel
Name:	Christoph Piel
Title:	Director

CUSIP No. 09072Q106	13D	Page 10 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated May 20, 2013, with respect to the shares of Common Stock, par value $0.01 per share, of BioAmber Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

In witness whereof, the undersigned have caused this Agreement to be executed on their behalf this 20th day of May, 2013.

Naxos Capital Partners SCA SICAR

By:	Naxos Capital Managers S.àr.l.

By:	Compagnie Financière de
Gestion Luxembourg S.A.

By:	/s/ Jacques Reckinger
Name:	Jacques Reckinger
Title:	Chief Executive Officer

Naxos Capital Managers S.àr.l.

By:	Compagnie Financière de
Gestion Luxembourg S.A.

By:	/s/ Jacques Reckinger
Name:	Jacques Reckinger
Title:	Chief Executive Officer

Naxamber, S.A.

By:	/s/ Jacques Reckinger
Name:	Jacques Reckinger
Title:	Director

CUSIP No. 09072Q106	13D	Page 11 of 11 Pages

By:	/s/ Christoph Piel
Name:	Christoph Piel
Title:	Director